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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC 913

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 Peachtree Street, N.E. Suite 506
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Marion Glover 404-523-2921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E. Suite 1900 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED SEP 03 2003 WASH. DC 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marion B. Glover, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glover Capital, Inc., as of June 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOVER CAPITAL, INC.

FINANCIAL STATEMENTS

JUNE 30, 2003

GLOVER CAPITAL, INC.

Table of Contents

June 30, 2003

	Page
Independent Auditors' Report	5
Financial Statements:	
Statement of Financial Condition	6
Statement of Income	7
Statement of Stockholder's Equity	8
Statement of Cash Flows	9
Notes to Financial Statements	10 - 12
Supplemental Information:	
Independent Auditors' Report on Supplemental Information	14
Schedule 1: Reconciliation of Audited and Unaudited Reports	15
Schedule 2: Explanation of Audit Adjustments	16
Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	17 - 18



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Glover Capital, Inc. as of June 30, 2003, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glover Capital, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Frazier & Deeter, LLC
Atlanta, Georgia
July 29, 2003

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2003

Assets

Cash	$	53,298
Income taxes receivable		340
Total Assets	$	53,638

Liabilities and Stockholder's Equity

Liabilities:		
Total liabilities	$	-
Stockholder's Equity:		
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid-in capital		2,500
Retained earnings		46,138
Total stockholder's equity		53,638
Total Liabilities and Stockholder's Equity	$	53,638

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Income

For the Year Ended June 30, 2003

Revenues:		
Commissions	$	312,542
Interest and dividends		3,096
		315,638
Expenses:		
Management fees		300,000
Regulatory fees		1,419
Professional fees		8,400
Other expenses		4,292
		314,111
Net income	$	1,527

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Stockholder's Equity

For the Year Ended June 30, 2003

	Common Stock				
	Shares	Par Value	Paid-in Capital	Retained Earnings	Total
Balance, June 30, 2002	5,000	$ 5,000	$ 2,500	$ 44,611	$ 52,111
Net income	-	-	-	1,527	1,527
Balance, June 30, 2003	5,000	$ 5,000	$ 2,500	$ 46,138	$ 53,638

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Cash Flows

For the Year Ended June 30, 2003

Increase (Decrease) in Cash

Cash flows from operating activities:

Cash received from customers	$	312,542
Cash paid for management fees		(300,000)
Cash paid for regulatory and general expenses		(14,111)
Interest and dividends received		3,096
Net cash provided by operating activities and increase in cash		1,527
Cash, beginning of year		51,771
Cash, end of year	$	53,298

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net income and net cash provided by operating activities	$	1,527

See notes to financial statements.

GLOVER CAPITAL, INC.

Notes to Financial Statements

June 30, 2003

Note 1 - Description of business and summary of significant accounting policies:

Glover Capital, Inc. (the Company) was incorporated on September 16, 1987 for the purpose of becoming qualified as a licensed broker/dealer. On September 24, 1987, the Company became licensed as a broker/dealer and began operations.

The following is a summary of the more important accounting principles and policies followed by the Company:

Revenue recognition

Revenues earned, which are related to arranging the private placement of securities by issuers, are generally recognized at the "date of closing."

Receivables and credit policies

The Company routinely assesses the financial strength of its clients and, as a consequence, believes that its commission receivable credit risk exposure is limited. Commission receivables are carried at original contract amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on an annual basis. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual receivables. To date, bad debts have not exceeded management's expectations. At June 30, 2003, there was no allowance for bad debts. Commission receivables are written off when deemed uncollectible. Recoveries of commission receivables previously written off are recorded when received. No interest is charged on customer accounts.

Income taxes

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes. Under SFAS No. 109, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax assets and liabilities related to using the cash method of accounting for tax purposes and the accrual method of accounting for financial reporting purposes. At June 30, 2003, the Company had $7,478 in deferred tax assets. However, due to the uncertainty of any benefit realization, the Company has recorded a 100% valuation allowance against this asset. As of June 30, 2003, the Company had a net operating loss carryforward of approximately $35,610 for financial reporting and income tax purposes. Such carryforwards, which expire at various dates through 2021, are available to reduce future federal tax liabilities. If certain substantial changes in ownership should occur, there would be annual limitations on the amount of net loss carryforwards which could be utilized.

Note 1 - Description of business and summary of significant accounting policies - continued:

Major customers

The nature of the Company's business is to handle large transactions. During the year ended June 30, 2003, transactions with three clients accounted for 99% of total revenues.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, the Company had net capital of $53,076 which was $48,076 in excess of its required net capital of $5,000. The Company's net capital rate was 0 to 1 since the Company had no indebtedness at June 30, 2003.

Note 3 - Transactions with related parties:

The Company and Glover & Associates, Inc. are affiliated companies under common management control. The existence of this control could result in operating results and/or a financial position of the Company significantly different from those that would have been obtained if the companies were autonomous.

During the year ended June 30, 2003, the Company was charged a management fee of $300,000 by Glover & Associates, Inc. The management fee represents charges for administrative services rendered by Glover & Associates, Inc. on behalf of the Company.

Note 4 - Concentration of credit risk:

The Company maintains its cash in bank deposits, which at times, may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

SUPPLEMENTAL INFORMATION



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

We have audited the accompanying financial statements of Glover Capital, Inc. for the year ended June 30, 2003, and have issued our report thereon dated July 29, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 on pages 14 through 17, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Frazier & Deeter, LLC
Atlanta, Georgia
July 29, 2003

GLOVER CAPITAL, INC.

Schedule 1: Reconciliation of Audited and Unaudited Reports

June 30, 2003

Description	As Previously Stated	Debit	Credit	As Stated
Assets				
Cash	$ 53,298	$ -	$ -	$ 53,298
Income taxes receivable	340	-	-	340
	$ 53,638	$ -	$ -	$ 53,638
Liabilities and Stockholder's Equity				
Common stock	$ 5,000	$ -	$ -	$ 5,000
Additional paid-in capital	2,500	-	-	2,500
Retained earnings	46,138	-	-	46,138
	$ 53,638	$ -	$ -	$ 53,638
Revenues and (Expenses)				
Commissions	$ 312,542	$ -	$ -	$ 312,542
Interest and dividends	3,096	-	-	3,096
Management fees	(300,000)	-	-	(300,000)
Regulatory fees	(1,419)	-	-	(1,419)
Professional fees	(8,400)	-	-	(8,400)
Other expenses	(4,292)	-	-	(4,292)
Net income	$ 1,527	$ -	$ -	$ 1,527

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 2: Explanation of Audit Adjustments

June 30, 2003

There were no audit adjustments.

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statement of financial condition		$ 53,638
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		53,638
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		53,638
Deductions and/or charges:		
Total nonallowable assets - taxes receivable	$ 340	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities-proprietary capital charges	-	
Other deductions and/or charges	-	
Other additions and/or allowable credits	-	340
Net capital before haircuts on securities positions (tentative net capital)		53,298
Haircuts on securities		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentrations	-	
Other - Paine Webber	(222)	(222)
Net capital		$ 53,076

See independent auditors' report on supplemental information.

GLOVER CAPITAL, INC.

Schedule 3: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

June 30, 2003

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition (less deferred income taxes)	$	-
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	-
Minimum dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	48,076
Excess net capital at 1500%	$	53,076
Excess net capital at 1000%	$	53,076
Percentage of aggregate indebtedness to net capital		0%

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	53,076
Net audit adjustments		-
Net capital per previous page	$	53,076

See independent auditors' report on supplemental information.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Glover Capital, Inc. (the Company) for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons,

Recordation of differences required by rule 17a-13;

Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazier-deeter.com

To the Stockholder
Glover Capital, Inc.
Atlanta, Georgia

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Frazier & Deeter, LLC
Atlanta, Georgia
July 29, 2003